Exhibit 12

Potash Corporation of Saskatchewan Inc.
Ratio of Earnings to Fixed Charges
(in millions of US dollars, except ratio amounts)
(unaudited)

	Year ended December 31

	2002	2001	2000	1999	1998

Canadian GAAP
Net income	$53.6	$121.2	$198.0	$(412.0)	$261.0
Income taxes	30.2	68.2	67.2	7.5	117.5
Interest on debt	83.1	80.3	61.6	51.5	63.8
Estimate of interest in operating leases	8.8	19.6	36.8	35.7	34.9

Total earnings	$175.7	$289.3	$363.6	$(317.3)	$477.2

Total Fixed Charges	$91.9	$99.9	$98.4	$87.2	$98.7

Ratio of Earnings to Fixed Charges	1.91	2.90	3.70	(3.64)	4.83

Earnings Deficiency	$—	$—	$—	$404.5	$—